November 21, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Melissa Gilmore

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarter Ended September 30, 2022
File No. 001-05647

Dear Ms. Gilmore:

We are hereby requesting a two-week extension to reply to your letter dated November 18, 2022 (the “Comment Letter”). Mattel expects to respond to the Comment Letter by December 16, 2022.

If you should have any questions, please do not hesitate to contact me at 310-252-2992. Thank you for your consideration.

Sincerely,

/s/ Tiffani Magri

Name: Tiffani Magri
Title: Senior Vice President, Assistant General Counsel & Assistant Secretary

cc: Kevin Woody, Senior Accountant, Division of Corporation Finance
Jonathan Anschell, Executive Vice President, Chief Legal Officer, & Secretary, Mattel, Inc.
Brian Lane, Partner, Gibson, Dunn & Crutcher LLP